UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Engine Gaming and Media, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29287R103

(CUSIP Number)

Stuart D. Porter

185 Dartmouth Street, 7th Floor

Boston, MA 02116

(617) 531-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29287R103	13D	Page 1 of 8 pages

1	Names of Reporting Persons Stuart D. Porter
2	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,196,400
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,196,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person IN

CUSIP No. 29287R103	13D	Page 2 of 8 pages

1	Names of Reporting Persons Three Curve Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,196,400
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,196,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person CO

CUSIP No. 29287R103	13D	Page 3 of 8 pages

1	Names of Reporting Persons Three Curve Capital LP
2	Check the Appropriate Box if a Member of a Group (a) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,196,400
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,196,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,196,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person PN

CUSIP No. 29287R103	13D	Page 4 of 8 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), of Engine Gaming and Media, Inc. (the “Issuer”), whose principal executive offices are located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario, Canada M5K 1G8.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Stuart D. Porter,

Three Curve Holding Corporation, and

Three Curve Capital LP (“Three Curve LP”).

Three Curve Holding Corporation and Three Curve LP are organized under the laws of the State of Delaware. Mr. Porter is a citizen of the United States of America.

The business address for each of the Reporting Persons is 185 Dartmouth Street, 7th Floor, Boston, MA 02116.

Mr. Porter is the Chief Executive Officer and Chief Investment Officer of Denham Capital. Three Curve LP is an entity formed for the purpose of investing in securities. Three Curve Holding Corporation is its general partner. The directors and officers of Three Curve Holding Corporation (collectively, the “Related Persons”) are listed on Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

From July 27, 2021 through October 6, 2021, Mr. Porter acquired 679,734 Common Shares in open market transactions for aggregate consideration of $3,846,691. In December 2020 Three Curve LP acquired 66,666 Common Shares in a private placement from the Issuer for aggregate consideration of $499,995. In December 2020 Three Curve LP also acquired 800,000 Common Shares and a warrant to purchase 650,000 Common Shares from the Issuer in connection with the conversion of certain convertible debentures.

CUSIP No. 29287R103	13D	Page 5 of 8 pages

Mr. Porter used personal funds for the acquisition of securities reported herein. Three Curve LP obtained the funds for the acquisition of securities reported herein through capital contributions from its partners.

Item 4. Purpose of Transaction.

Director Appointment

On January 13 2022, Mr. Porter was invited to serve as a member of the board of directors of the Issuer and accepted that invitation. In connection with his appointment to the board of directors, Mr. Porter entered into a director agreement (the “Director Agreement”) with the Issuer pursuant to which, among other things, Mr. Porter agreed to certain restrictions on trading in the Issuers securities. In addition, as compensation for his service as a director of the Issuer, Mr. Porter will receive 50% of his director compensation in the form of restricted stock units.

The foregoing description of the Director Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Agreement, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Director Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Porter in his capacity as a director of the Issuer, may engage in discussions with management, the board of directors, securityholders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 29287R103	13D	Page 6 of 8 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,543,309 Common Shares outstanding as of August 31, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Stuart D. Porter	2,196,400	9.9%	0	2,196,400	0	2,196,400
Three Curve Holding Corporation	2,196,400	9.9%	0	2,196,400	0	2,196,400
Three Curve Capital LP	2,196,400	9.9%	0	2,196,400	0	2,196,400

The amounts reflected in the table above consists of (i) 679,734 Common Shares held of record by Mr. Porter, (ii) 866,666 Common Shares held of record by Three Curve LP, and (iii) 650,000 Common Shares issuable upon exercise of a warrant held of record by Three Curve LP.

Pursuant to the terms of the warrant, Three Curve LP may exercise the warrant only to the extent that doing so would not result in the Reporting Persons becoming the beneficial owners of more than 9.9% of the then-outstanding Common Shares, after accounting for the Common Shares to be issued at the time of any such warrant exercise.

Mr. Porter is the sole shareholder of Three Curve Holding Corporation, which is the general partner of Three Curve LP. As such, each of the foregoing entities and Mr. Porter may be deemed to share beneficial ownership of the securities held of record by Mr. Porter and Three Curve LP. Each of them disclaims any such beneficial ownership.

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Shares.

(d) None.

(e) Not applicable.

CUSIP No. 29287R103	13D	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Director Agreement and is incorporated herein by reference. A copy of the Director Agreement is attached as an exhibit to this Schedule 13D and incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Director Agreement

CUSIP No. 29287R103	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2022

Stuart D. Porter

/s/ Stuart D. Porter

Three Curve Holding Corporation

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President

Three Curve Capital LP
By:	Three Curve Holding Corporation,
its general partner

By:	/s/ Stuart D. Porter
Name:	Stuart D. Porter
Title:	President